UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WCA Waste Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92926K103
(CUSIP Number)
Howard Groedel, Esq.,
1660 W. 2nd St., Ste. 1100,
Cleveland, OH 44113
(216) 583-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Joseph E. LoConti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		950,202

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		950,202

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	950,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
Instructions for Cover Rage
(1) Names and I.R.S.. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].
(3) The 3rd row is for SEC internal use; please leave blank.

2

SCHEDULE 13D

Page __ of ___
Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of WCA Waste Corporation (the “Issuer”). The Issuer has its principal offices at One Riverway, Suite 1400, Houston, Texas 77056.
Item 2. Identity and Background.
     This Schedule 13D is filed on behalf of Joseph E. LoConti (the “Reporting Person” or “Mr. LoConti”). Mr. LoConti’s business address is 6140 Parkland Boulevard, Mayfield Heights, Ohio 44124. Mr. LoConti is special counsel to United Nations Insurance Agency, Inc., a specialty insurance company with its principal place of business at 6140 Parkland Boulevard, Mayfield Heights, Ohio 44124.
     Mr. LoConti has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. LoConti is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     As of July 22, 2009, the Reporting Person had invested approximately $4,109,372 to purchase his 950,202 shares of Common Stock of the Issuer. The Reporting Person used personal funds for such purchases. The Reporting Person did not borrow any funds to purchase any of the Common Stock.
Item 4. Purpose of Transaction.
     The Reporting Person has acquired the Common Stock for investment purposes. The Reporting Person expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as he deems relevant, the Reporting Person may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

     The Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of his Common Stock or such other Issuer securities he owns or may subsequently acquire, depending on various factors, including, but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.
     Consistent with his investment intent, the Reporting Person intends to discuss with the Issuer’s management, directors and other shareholders, the Issuer’s financial performance, strategic direction, business prospects and management, as well as various means of maximizing stockholder value. To further the goals of improving the performance of the Issuer and enhancing the value of his investment, the Reporting Person anticipates exploring alternatives that may include an active acquisition program to be undertaken by the Issuer.
     Except as indicated herein, the Reporting Person does not have any plan or proposal that relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.
     The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.
     (a) As of July 22, 2009, the Reporting Person beneficially owned in the aggregate 950,202 shares of the Common Stock of the Issuer, which represents approximately 5.4% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on 17,498,885 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 1, 2009. The number of shares of Common Stock owned by the Reporting Person does not include, and the Reporting Person disclaims beneficial ownership of any of the 211,000 shares of the Common Stock held as collateral for a loan by Something Better LLC, of which the Reporting Person owns a membership interest representing 40% of the equity.
     (b) The Reporting Person has no shared voting or dispositive powers with respect to the Common Stock of the Issuer.
     (c) Other than the Reporting Person’s acquisition of 300,611 shares of the Common Stock at a purchase price of $4.25 per share in a privately-negotiated transaction on July 14, 2009, all transactions effected by the Reporting Person within the past sixty (60) days with respect to the Common Stock are set forth in Exhibit A attached hereto. All transactions reflected on Exhibit A were effected by the Reporting Person on the NASDAQ Global Market.
     (d) No other person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
     (e) Not applicable.

2

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
EXHIBIT INDEX

Exhibit No.	Description

A	List of Transactions in Common Stock Within Past Sixty (60) Days
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2009	/s/ Joseph E. LoConti
Joseph E. LoConti

3

Exhibit A to Schedule 13D
List of All Transactions in Common Stock Within Past Sixty (60) Days (All Purchases)

Date	Number of Shares	Price per Share
7/22/09	10,300.00	$4.00
7/22/09	100.00	$3.99
7/22/09	1,000.00	$3.98
7/22/09	600.00	$3.85
7/22/09	900.00	$3.84
7/22/09	200.00	$3.75

7/21/09	25.00	$3.80
7/21/09	200.00	$3.75
7/21/09	300.00	$3.72
7/21/09	663.00	$3.74

7/20/09	3,000.00	$3.80

7/17/09	18,568.00	$3.80
7/17/09	40.00	$3.71
7/17/09	100.00	$3.75
7/17/09	800.00	$3.73
7/17/09	92.00	$3.72

7/15/09	200.00	$3.84
7/15/09	488.00	$3.83
7/15/09	8,100.00	$3.85
7/15/09	27,300.00	$3.90
7/15/09	100.00	$3.89
7/15/09	2,000.00	$3.95
7/15/09	3,000.00	$3.94
7/15/09	6,574.00	$4.00
7/15/09	883.00	$3.99
7/15/09	100.00	$3.97
7/15/09	100.00	$3.9699
7/15/09	4825.00	$3.96
7/15/09	16,051.00	$3.80
7/15/09	100.00	$3.79
7/15/09	100.00	$3.7899
7/15/09	399.00	$3.78
7/15/09	100.00	$3.779

7/13/09	6,833.00	$3.80
7/13/09	117.00	$3.77
7/13/09	50.00	$3.7699

Exhibit A to Schedule 13D
List of All Transactions in Common Stock Within Past Sixty (60) Days (All Purchases)

Date	Number of Shares	Price per Share
7/2/09	7,025.00	$3.80
7/2/09	100.00	$3.76
7/2/09	1,975.00	$3.75
7/2/09	100.00	$3.73
7/2/09	800.00	$3.70
7/2/09	2,100.00	$3.65
7/2/09	100.00	$3.64
7/2/09	800.00	$3.6499
6/19/09	561.00	$3.88
6/19/09	100.00	$3.89
6/19/09	900.00	$3.87
6/19/09	100.00	$3.86
6/19/09	25,077.00	$4.00
6/19/09	848.00	$3.97
6/19/09	200.00	$3.99
6/19/09	600.00	$3.98
6/19/09	614.00	$3.95
6/17/09	600.00	$3.88
6/17/09	2,345.00	$3.89
6/17/09	200.00	$3.90
6/17/09	100.00	$3.71
6/17/09	200.00	$3.69
6/17/09	1,555.00	$3.70
6/16/09	600.00	$3.88
6/16/09	200.00	$3.90
6/16/09	100.00	$3.91
6/16/09	100.00	$3.92
6/15/09	1,722.00	$3.80
6/15/09	7.00	$3.66
6/15/09	173.00	$3.63
6/15/09	5,600.00	$3.85
6/15/09	8,500.00	$3.75
6/15/09	300.00	$3.74
6/15/09	200.00	$3.73
6/15/09	1,200.00	$3.72
6/15/09	300.00	$3.71

2

Exhibit A to Schedule 13D
List of All Transactions in Common Stock Within Past Sixty (60) Days (All Purchases)

Date	Number of Shares	Price per Share
6/12/09	1,161.00	$3.59
6/12/09	28,641.00	$3.80
6/12/09	402.00	$3.74
6/12/09	3,700.00	$3.95
6/12/09	1,300.00	$3.90
6/12/09	100.00	$3.79
6/12/09	300.00	$3.75
6/12/09	500.00	$3.73
6/12/09	100.00	$3.58
6/12/09	100.00	$3.56
6/12/09	304.00	$3.55
6/12/09	307.00	$3.53
6/12/09	200.00	$3.77
6/12/09	200.00	$3.76
6/12/09	100.00	$3.63
6/12/09	100.00	$3.60
6/12/09	100.00	$3.54
6/12/09	202.00	$3.52
6/12/09	100.00	$3.41
6/12/09	32.00	$3.70
6/12/09	851.00	$3.72

6/03/09	10,000.00	$4.00

6/02/09	20,675.00	$4.00
6/02/09	100.00	$3.99
6/02/09	225.00	$3.96

6/1/09	50.00	$3.50
6/1/09	200.00	$3.22
6/1/09	100.00	$3.23
6/1/09	325.00	$3.37
6/1/09	336.00	$3.48
6/1/09	200.00	$3.49
6/1/09	400.00	$3.35
6/1/09	800.00	$3.30
6/1/09	40,936.00	$4.00
6/1/09	2,877.00	$3.99
6/1/09	600.00	$3.82
6/1/09	274.00	$3.81
6/1/09	3,434.00	$3.80
6/1/09	100.00	$3.98

3

Exhibit A to Schedule 13D
List of All Transactions in Common Stock Within Past Sixty (60) Days (All Purchases)

Date	Number of Shares	Price per Share
6/1/09	200.00	$3.96
6/1/09	100.00	$3.94
6/1/09	200.00	$3.95
6/1/09	3,200.00	$3.85
6/1/09	100.00	$3.83
6/1/09	245.00	$3.84
6/1/09	201.00	$3.79
6/1/09	100.00	$3.77
6/1/09	2,107.00	$3.75
6/1/09	805.00	$3.72
6/1/09	100.00	$3.70
6/1/09	100.00	$3.53
6/1/09	714.00	$3.52
6/1/09	500.00	$3.71

5/29/09	7,884.00	$3.10
5/29/09	400.00	$3.09

5/28/09	200.00	$3.05
5/28/09	12.00	$3.10
5/28/09	4,800.00	$3.07
5/28/09	2,000.00	$3.04

5/27/09	300.00	$3.15
5/27/09	700.00	$3.12

5/26/09	200.00	$3.01
5/26/09	100.00	$3.02
5/26/09	773.00	$3.05
5/26/09	400.00	$3.04
5/26/09	762.00	$3.10
5/26/09	900.00	$3.08
5/26/09	100.00	$3.07

4